Exhibit 99.3

Item 13.	Certain Relationships and Related Transactions

Real Estate Services

We provide real estate services to The Oliver Carr Company and its subsidiaries and affiliates (collectively, “OCCO”). OCCO is owned by a trust of which Thomas A. Carr, our Chairman of the Board of Directors and Chief Executive Officer, and several of his immediate family members are beneficiaries. In addition, Oliver T. Carr, Jr., Thomas A. Carr’s father, serves as trustee of the trust. In 2005, we received $692,990 for real estate services provided to OCCO.

We also provide real estate services to a joint venture in which we, OCCO, Oliver T. Carr, Jr., and Martha Carr, Thomas A. Carr’s mother, have interests. We received $617,315 for these services during 2005.

We also provide real estate services to Carr Capital Corporation and its subsidiaries, in which OCCO, Oliver T. Carr, Jr. and Oliver T. Carr, III, Thomas A. Carr’s brother, have interests. We received $292,812 for these services during 2005.

In 2005, we represented Preferred Offices, LLC in connection with its lease of office space in Washington, D.C. for which we received $140,382 during 2005. Preferred Offices, LLC is owned by Oliver T. Carr, Jr.

Indemnification Obligations

In connection with the HQ Global Workplaces, Inc./VANTAS Incorporated merger transaction in June 2000, we agreed to indemnify all of the individuals who served as directors of HQ Global at the time of the transaction, including Messrs. Thomas A. Carr and Philip L. Hawkins, with respect to any losses incurred by them in connection with certain litigation matters, not covered from reimbursement by HQ Global or by insurance proceeds. It was expected at the time that these former directors would be indemnified against any of these losses by HQ Global, as required by HQ Global’s certificate of incorporation and bylaws. HQ Global indicated that it did not intend to satisfy its indemnity obligation to these directors. As a result, we have paid the costs incurred by these directors in connection with the above litigation matters. During 2004, we paid approximately $147,013 in legal expenses pursuant to this indemnification arrangement. In February 2005, we settled the litigation and obtained a release of claims against all defendants, including Messrs. Carr and Hawkins, in consideration of a payment of $1.2 million.

Employment Arrangements

Robert O. Carr, the brother of Thomas A. Carr, is President of CarrAmerica Urban Development, LLC, one of our indirect wholly-owned subsidiaries. From January 1, 2005 through March 31, 2006, we paid Mr. Robert Carr the following amounts:

Year	Salary	Bonus	Restricted Stock and Cash Value Awards
2006	$68,462	$250,000	$231,034
2005	245,980	327,047	72,143